Exhibit 99.3

UNITED UTILITIES PLC

NOTIFICATION RECEIVED OF INTEREST IN SHARES

18 November 2003

Notification was received yesterday that as at the close of business on 11 November 2003, UBS Investment Bank, acting through its business group UBS Investment Bank, had an interest in 30,879,547 A shares representing 9.98% of the issued A share capital of the Company.

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Contact for queries: Tim Rayner	01925 237071

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.